
02040774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUL 0 2 2002
WASH, D.C.
164
SECTION

For the fiscal year ended December 31, 2001

Commission file number ~~1-11566~~

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MarkWest Hydrocarbon, Inc.
155 Inverness Drive West, Suite 200
Englewood, CO 80112-5000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Participants and Administrator of the
MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the financial status of MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000 and the changes in its financial status for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 17, 2002

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value:		
Mutual funds (note 4)	$ 5,626,760	$ 5,473,972
MarkWest Hydrocarbon, Inc	1,709,594	2,505,756
	7,336,354	7,979,728
Receivables:		
Employee contribution and employer match	19,212	--
Employer profit sharing	338,532	475,190
Loan interest receivable	224	--
Net assets available for benefits	$ 7,694,322	$ 8,454,918

The accompanying notes are an integral part of these consolidated financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2001

	2001	2000
Additions		
Contributions:		
Employee	$ 570,939	$ 479,524
Employer:		
Match	198,484	181,104
Discretionary	338,532	475,190
Rollover	13,038	15,321
Loans:		
Principal	74,027	--
Interest	14,310	--
Investment income:		
Net realized (depreciation) appreciation of investments		
Mutual funds (note 4)	(120,534)	(463)
MarkWest Hydrocarbon, Inc.	(5,601)	15,905
Net unrealized (depreciation) appreciation of investments		
Mutual funds (note 4)	(642,554)	(400,125)
MarkWest Hydrocarbon, Inc.	(1,135,824)	1,035,221
Interest, dividends and other income	127,796	257,628
Deductions		
Benefits paid directly to participants	118,499	232,744
Loan withdrawals and other	74,710	27,354
Forfeitures	--	27,542
Net increase (decrease)	(760,596)	1,771,665
Net assets available for benefits at beginning of year	8,454,918	6,683,253
Net assets available for benefits at end of year	$ 7,694,322	$ 8,454,918

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan established on August 1, 1993 under the rules of Internal Revenue Code (the "Code") Section 401(k). Participants should refer to the Plan Agreement for more complete information.

Participation
All full-time, permanent employees of MarkWest Hydrocarbon, Inc. (the "Company") are eligible to participate in the Plan. Eligibility to participate begins with the first day of the month following employment.

Employee Contributions
The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan. The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g). All income earned from invested contributions accumulates tax deferred until withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year. Notice of suspension must be made in writing at least 30 days in advance. Rollovers represent funds that new participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions
The Company provides a matching contribution of 50% of each participant's contributions up to a maximum of 6% of compensation. Additionally, a discretionary contribution may be made based on the profitability of the Company.

Vesting
Employee contributions are fully vested upon contribution while Company contributions vest at 25% per year of service. Participants are fully vested in the Company contributions after four years of service. The cumulative forfeiture balance of $0 and $27,542 was utilized during 2001 and 2000 respectively by the Company to offset Company Matching Contributions. At December 31, 2001and 2000 there was no balance in the forfeiture account. In addition, as of December 31, 2001 and 2000, there was a balance of $66,956 and $55,002 in the unvested forfeiture account.

Distribution of Benefits
Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship. Such request must receive approval of the Company's benefit administrator.

Participant Loans
Loans are interest bearing at 1% above the published prime rate and are limited to the lesser of $50,000 or 50% of a participant's vested account balance.

2. Summary of Accounting Policies

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments
Investments are stated at fair value based on the quoted market price on the last business day of the Plan year. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of realized gains and losses and the unrealized appreciation depreciation) on those investments.

Administrative Expenses
Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination of the Plan, participants become fully vested in all accounts and the assets of the Plan and shall be distributed to the participant in proportion to their respective account balances.

4. Investments

All funds are managed by the Trustee. The assets are maintained under ERISA guidelines provided by the Company.

The fair values of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,	
	2001	2000
Invesco Dynamics	$ 472,708	$ 748,814
Fidelity Blue Chip	1,261,057	1,272,409
Fidelity Divd Growth	902,951	789,911
Fidelity Mgd Inc Port	949,325	773,202
Spartan US Eq Index	778,413	769,387
MarkWest Hydrocarbon	1,709,594	2,505,756

During 2001 the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2001	2000
Mutual funds	$ (763,088)	$ (400,588)
Common stock	(1,141,425)	1,051,126
	$ (1,904,513)	$ 650,538

Participating employees have the following fund options in which their contributions may be invested:

Fidelity Blue Chip Growth Fund
Objective:
Seeks growth of capital over the long term.

Strategy:
Normally invests primarily in common stocks of well-known and established companies, domestically and internationally.

Fidelity Diversified International Fund
Objective:
Seeks capital growth.

Strategy:
Normally invests in common stocks with at least 65% of total assets invested in foreign securities.

Fidelity Dividend Growth Fund
Objective:
Seeks capital appreciation.

Strategy:
Normally invests at least 65% of total assets in the common stocks of companies believed to have the potential for dividend growth. Invests in domestic and foreign issuers.

Fidelity Freedom Income
Objective:
Seeks high current income and, as a secondary objective, capital appreciation.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000 Fund
Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy.

Fidelity Freedom 2010 Fund
Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date.

Fidelity Freedom 2020 Fund
Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date.

Fidelity Freedom 2030 Fund
Objective:
Seeks high total return.

Strategy:
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date.

Fidelity Managed Income Portfolio
Objective:
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Strategy:
Invests in U.S. dollar-denominated money market securities and repurchase agreements and enters into reverse repurchase agreements.

Fidelity US Bond Index
Objective:
The fund seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Strategy:
Normally invests at least 80% of the fund's assets in bonds included in the Lehman Brothers Aggregate Bond Index. Uses statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure and credit quality.

Spartan U.S. Equity Index Fund
Objective:
The fund seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States.

Strategy:
Normally investing at least 80% of assets in common stocks included in the S&P 500.

Invesco Dynamics
Objective:
Seeks capital growth.

Strategy:
The fund invests primarily in the common stocks of rapidly growing mid-sized companies, with market capitalizations generally between $2 billion and $15 billion.

Invesco Small Co Growth
Objective:
The Fund seeks to provide long-term growth of capital.

Strategy:
The fund invests at least 65% of assets in equities of small companies with market capitalizations of less than $2.5 billion or below at the time of purchase.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company be letter dated September 24, 1994 that the Plan is qualified and the Trust established under the Plan is tax exempt, under Section 401(k) of the Code. If the Plan has been administered in accordance with the changes to the Code effective after the date of such letter, and the Plan is timely amended to incorporate such changes, it should retain its exempt status. Thus, contribution to the Plan and earnings thereon should not be taxable until distributed to the participant.

6. Related Party Transactions

Certain Plan investments represent shares of registered investment companies managed by Fidelity Management Trust Company as of December 31, 2001 and December 31,2000. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of MarkWest Hydrocarbon, Inc. as of December 31, 2001 and December 31, 2000. MarkWest Hydrocarbon, Inc. is the plan sponsor as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2001

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment		Fair Value
	Invesco Dynamics	29,674	shares	472,708
	Invesco Small Co. Growth	1,905	shares	23,127
*	MarkWest Hydrocarbon, Inc.	267,124	shares	1,709,594
*	Fidelity Blue Chip Growth Fund	29,368	shares	1,261,057
*	Fidelity Diversified International Fund	6,100	shares	116,379
*	Fidelity Dividend Growth Fund	31,873	shares	902,951
*	Fidelity Freedom Income	115	shares	1,256
*	Fidelity Freedom 2000 Fund	4,182	shares	48,178
*	Fidelity Freedom 2010 Fund	16,331	shares	205,933
*	Fidelity Freedom 2020 Fund	22,543	shares	283,594
*	Fidelity Freedom 2030 Fund	6,271	shares	78,759
*	Fidelity Managed Income Portfolio	949,325	shares	949,325
*	Fidelity US Bond Index	33,115	shares	357,642
	Spartan US Equity Index	19,154	shares	778,413
*	Participant loans	6.9% - 10.5%		147,438
	Total			$ 7,336,354

* Represents a party-in-interest

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following document is filed as part of this report:

3. Exhibits:

23.1 – Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC.
401(k) Savings and Profit Sharing Plan

DATE: June 28, 2002

BY: 

Gerald A. Tywoniuk
Sr. Vice President and
Chief Financial Officer
(On Behalf of the Administrator and as
Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan.

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-20829 and No.333-20833) of MarkWest Hydrocarbon, Inc. of our report dated May 17, 2002 relating to the financial statements of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
June 28, 2002